Mail Stop 4561

August 7, 2008

Mr. Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, TX 78682

> **Re: Dell Inc.**
> **Amendments No. 1 to Registration Statements on Form S-1**
> **Filed July 21, 2008**
> **File Nos. 333-151459, 333-151460, 333-151463**
>
> **Form 10-K for the Fiscal Year Ended February 1, 2008**
> **Filed March 31, 2008**
> **File No. 000-17017**

Dear Mr. Tu:

We have reviewed your revised registration statements and response letter dated July 21, 2008, and have the following comments:

Registration Statements on Form S-1

General

1. The legal opinions currently filed as Exhibit 5.1 to each of your registration statements are dated as of June 5, 2008. Please have counsel file updated legal opinions dated as close as possible to the anticipated effective date of the registration statements.

Form S-1 (file no. 333-151460)

General

2. We refer to your response to comment 4 of our letter dated July 2, 2008. Please ensure that your registration statement for the rescission offer relating to your Canadian retirement plans clearly describes how offerees may obtain the current value of a Unit at any time, which your response indicates they can do, as this

information appears to be significant to an offeree's decision of whether or not to tender Units subject to the rescission offer.

Form S-1 (file no. 333-151459)

Material U.S. Federal Income Tax Consequences, page 15

3.   You have filed a short-form tax opinion of counsel as Exhibit 8.1. When a short-form tax opinion is used, the prospectus must state clearly that the discussion of the material tax consequences contained in the prospectus is counsel's opinion, and the short-form tax opinion should confirm this. Accordingly, please revise the tax discussion in your registration statement to state clearly that each material tax consequence discussed in this section is the opinion of counsel and to identify the counsel opining on each such matter.

Exhibit 8.1, Opinion of Jones Day regarding certain tax matters

4.   The opinion of Jones Day filed as Exhibit 8.1 to the registration statement states: "[W]e have reviewed the section of the Prospectus entitled 'Material U.S. Federal Income Tax Consequences.' In our opinion, such section identifies and fairly summarizes the federal income tax considerations that are likely to be material to persons eligible to participate in the Rescission Offer, and to the extent such summaries involve statements of federal income tax law, such statements of law are correct." It is not sufficient for counsel to opine on the quality of the summary. Please have counsel file a revised tax opinion that confirms that the relevant discussion contained in the prospectus constitutes counsel's opinion.

5.   Please ensure that counsel consents in the revised tax opinion to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit to the registration statement, and the identification of counsel in the prospectus.

Form 10-K for the Fiscal Year Ended February 1, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 30

6.   Your response to comment 13 of our letter dated July 2, 2008 provides quantification of items that impacted the increase in Selling, General and Administrative expenses, including increased employee bonuses and the effect of revenue increases. We believe that quantification of these items should be provided in future filings. We also believe that quantification should be provided

Mr. Lawrence P. Tu
Dell Inc.
August 7, 2008
Page 3

for the effects of increased headcount and outside consulting fees. In your response, please confirm that you will provide this information regarding this material change and similar quantification for other material changes that may occur.

***

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or Mark Kronforst, Accounting Branch Chief, at (202) 551-3451, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-4383. If you require further assistance you may contact me at (202) 551-3503. If you thereafter require assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (214) 969-5100
        Mark E. Betzen, Esq.
        Jones Day